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                                                                       T.R. Reid
                                                                    616/923-3417
                                                   T.R._Reid@email.whirlpool.com



                    WHIRLPOOL BOARD ELECTS MAROHN AND HAKE
                          TO NEW EXECUTIVE POSITIONS

     BENTON HARBOR, Mich. -- Feb. 19, 1997 -- The board of directors of Whirlpool Corporation elected William D. Marohn vice chairman of the board and Ralph F. Hake senior executive vice president of operations, both new positions. Marohn was president and chief operating officer. Hake was executive vice president, North American Appliance Group. The changes are effective immediately.

     "These changes are driven by the ever-changing and increasing demands for Bill Marohn to devote more time and attention to key corporation-wide issues and initiatives that will accelerate the corporation's global integration process," said David R. Whitwam, chairman and CEO. "They will also enable Ralph Hake to focus on profitably growing and leveraging the company's four regional major-appliance businesses. These changes strike the right balance between the company's longer-term strategic needs and the shorter-term operating demands of the company."

     In addition to his role as vice chairman of the board and member of the Office of the Chairman, Marohn will be responsible for leading certain key global initiatives: product development, technology management, cost-structure reduction and quality.

     The company's four regional appliance businesses -- Asia, Europe, Latin America and North America -- will report to Hake whose successor as head of the North American Appliance Group has yet to be named.



                                   - more -
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     Marohn has been president and chief operating officer and a member of the board of directors since October 1992. He joined Whirlpool in 1964, holding numerous positions in manufacturing and technology, and serving as head of the company's North American and European operations.

     Hake has been executive vice president of the North American Appliance Group since September 1992. He joined the company in 1987, holding several key financial and operations positions, including corporate vice president and controller and president of the company's Bauknecht Appliance Group in Europe.

     Whirlpool is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 13 countries and markets products under 11 major brand names in 140 countries.

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